K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

March 5, 2024

VIA EDGAR

Ms. Kim McManus, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. McManus:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to follow-up Staff comments we received telephonically on March 4, 2024, related to Post-Effective Amendment No. 95 to the Trust’s registration statement on Form N-1A (Amendment No. 98 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2023, for the purpose of registering shares of the Nuveen Core Plus Bond ETF, Nuveen Preferred and Income ETF, Nuveen Ultra Short Income ETF, and Nuveen Sustainable Core ETF (each, a “Fund” and, collectively, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectuses

1.

Comment: As a follow-up to Comment 11 from the Staff’s initial round of comments on the Amendment, please expand to also disclose that these costs may decrease the ETF’s net asset value to the extent not offset by a transaction fee payable by an authorized participant.

Response: The Registrant has made the requested change, adding the following sentence to each description of Cash Redemption Risk:

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Kim McManus, Esq.

March 5, 2024

These costs may decrease the Fund’s NAV to the extent not offset by a transaction fee payable by an authorized participant.

2.	Comment: As a follow-up to Comment 19 from the Staff’s initial round of comments on the Amendment, please identify the primary third-party data provider if one is primary.

Response: The Registrant notes that the Fund intends to use inputs from the following four third-party data providers in its Thematic Alignment Model, none of which serves as the primary data provider to the Fund: MSCI, Empirical Research, ISS and FactSet.

3.

Comment: As a follow-up to Comment 19 from the Staff’s initial round of comments on the Amendment, please revise to clarify how the Thematic Model is weighted and whether that weight may vary over time.

Response: The Registrant has made the requested change, adding the following language to the end of the second paragraph of the Nuveen Sustainable Core ETF’s principal investment strategies:

The weighting of each of the sustainability themes can and will vary within a range of 20% to 50% based on certain factors, including, but not limited to, correlation with excess returns.

4.

Comment: As a follow-up to Comment 19 from the Staff’s initial round of comments on the Amendment, with reference to the model revision paragraph, please confirm that material changes to the model would be filed as a 485(a) post-effective amendment, or if not, why not.

Response: The Registrant confirms that to the extent the sub-adviser makes a material change to the Thematic Alignment Model that materially impacts the Fund’s principal investment strategies and/or principal risks, the Registrant will file a 485(a) post-effective amendment to allow the Staff an opportunity to comment on the changes.

*  *  *  *  *

Kim McManus, Esq.

March 5, 2024

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc: W. John McGuire, Esq.
Diana Gonzalez, Esq.